RECEIVED

2006 NOV 14 P 1:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

United States

06018439

SUPPL

November 07. 2006

PROCESSED

NOV 16 2006

THOMSON FINANCIAL

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

in connection with WashTec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, enclosed please find our

- ad hoc notification of **October 03rd, 2006** concerning **"Change in the management board"**
- press release of **November 02nd, 2006** concerning **"WashTec AG announces steady rise in revenues and earnings"**
- press release of **August 25th, 2006** concerning **"WashTec's 3D CarScan invention receives the Innovation Award of the automechanika 2006"**

Sincerely,

WashTec AG

Po Marius Pfeilschifter

dlw 11/14

Washtec AG announces steady rise in revenues and earnings:

- **Revenues up from EUR 161.0m to EUR 190.2m (up 18.1%)**
- **EBT at EUR 13.2m (2005: EUR 10.8m; up 22.2%)**
- **Success at the Automechanika trade fair: "Innovation Award"**

Augsburg, Germany, November 02, 2006 – The Washtec Group (ISIN DE0007507501), the leading provider of innovative solutions for car wash systems worldwide, boosted both its revenues and earnings in the first nine months of 2006.

Revenues increased by 18.1% in the first nine months of the fiscal year to EUR 190.2m. In the same period, EBT rose 22.2% to EUR 13.2m. EBITDA improved by EUR 1.7m compared with the first nine months of 2005 to EUR 21.1m. These figures include an expense of EUR 4.4m (prior year: EUR 1.8m) for phantom stocks.

The success celebrated at the Automechanika trade fair in Frankfurt, Germany, in September and the showcasing of more than 17 innovations underpins the WashTec Group's position as a leading provider of innovative solutions for car wash systems. New products included a completely redesigned rollover car wash system, the "NEW Softwash" for the basic segment, a newly designed commercial vehicle wash system "Maxiwash Vario" and a new conveyor tunnel wash system "Softline Express" based on hydraulic components. WashTec was awarded with the Automechanika Innovation Award for its newly developed "3D car scanning system", which enables vehicle contours to be scanned from a three-dimensional perspective for the first time. "Visitors from more than 50 countries underline the growing importance of WashTec's international focus", said Thorsten Krüger, spokesman of the board of WashTec AG.
Revenues in Europe continued to develop well. The revenue situation at Mark VII, USA, which was acquired at the beginning of the fiscal year, continued to stabilize.
The projects to boost efficiency are progressing as scheduled. The construction of a new production hall in Augsburg for commercial vehicle wash systems, conveyor tunnel wash systems and self-service jet wash systems has been largely completed, with operations due to commence in the fourth quarter. A long-term framework agreement was concluded with TNT Global Logistics in July in connection with the Europe-wide spare parts logistics project currently underway. The relocation of spare part delivery logistics to the new provider is running according to plan.
In August, the WashTec Group negotiated a new financing arrangement with the banking syndicate of WashTec AG, which is led by HVB, giving WashTec the scope needed to invest under improved conditions. As of September 30, liabilities to banks came to EUR 63.6m. The increase against December 31, 2005 (up EUR 51.1m) is mainly attributable to the acquisition of Mark VII, USA.
The equity ratio stood at 28.2% as of September 30, 2006. As of this date, the WashTec Group employed 1,437 people. In the nine months of 2006, investments totaled EUR 22,3m (prior-year period: EUR 5.8m).

WashTec

Outlook

The management board expects the Company's organic growth (excluding Mark VII and SSI) as of year-end to be at the level of the prior year (prior year: 6.6%).

Projects such as the production restructuring plan or the logistics project will lead to further increases in efficiency.

The strategy and budget for the coming fiscal years will be approved in the last quarter of the fiscal year. The Company plans to increase its international focus further and will center on expanding business in southern Europe, establishing markets in Eastern Europe and stepping up sales activities in the USA. In this connection, we will continue to actively sound out individual markets in order to ensure an optimal marketing approach. Small-scale acquisitions may be made.

As the most dynamic company in the industry, revenues and earnings are set to rise further in coming years.

EUR m	Q1 to Q3 2006	Q1 to Q3 2005
Revenues	190.2	161.0
EBITDA	21,1	19.4
EBT	13.2	10.8

The complete Q3 report may be downloaded from our website at www.washtec.de.

Contact:
WashTec AG Telephone +49 (0) 821-5584-0
Karoline Kalb E-mail: kkalb@washtec.de

WashTec

Ad hoc release according to § 15 WpHG

WashTec AG: Change in the management board

Augsburg, October 3, 2006 - WashTec AG, the leading provider of innovative vehicle washing solutions worldwide, announces a change in its management board.

Jürgen Lauer, member of the management board responsible for Finance, Administration and Supply Chain, will resign on his own request effective December 31, 2006. Christian Bernert will succeed Mr. Lauer and serve as member of the management board with effect from January 1, 2007.

Christian Bernert joined WashTec as Director of Finance in 2002. He was was in charge for the restructuring efforts of the WashTec Group and most recently led the integration of Mark VII, USA as CEO for North America. Prior to joining WashTec, Mr. Bernert held various positions with General Electric worldwide.

Mr. Lauer is expected to join the supervisory board of WashTec AG. Robert A. Osterrieth (Vice-Chairman of supervisory board), member of the WashTec AG supervisory board since December 1999 and responsible for the area of Finance within the supervisory board intends to resign as member of the supervisory board by the end of this year.

WashTec AG, Argonstr. 7, 86153 Augsburg

ISIN: DE0007507501

Listed: Official market in Frankfurt (Prime Standard); OTC market in Berlin-Bremen, Düsseldorf, Munich and Stuttgart

Contact:
WashTec AG
Karoline Kalb
E-Mail kkalb@washtec.de

WashTec's 3D CarScan invention receives the Innovation Award of the automechanika 2006

Augsburg / Frankfurt am Main, 25th August 2006 – For their development of three-dimensional vehicle recognition in car-wash systems, the Augsburg WashTec Group is to be awarded this year's Innovation Prize of the automechanika trade fair. The jury of the world-wide competition stated this officially yesterday, Thursday, in Frankfurt. The 3D CarScan technology by WashTec registers the exact dimensions and shape of the bodywork of a vehicle in front of the car-wash, and uses them to determine the optimum movements of spray nozzles, washers and dryers. In contrast to the conventional, two-dimensional recognition systems, this method recognises mountings and structures such as mirrors and spoilers, and these can be deliberately approached or avoided during the washing process. This new development, which has been termed "extraordinary" by leading representatives of science, the media and trade associations, will be presented to the public for the first time at the automechanika.

When the optional 3D CarScan technology is utilised, the contours of a vehicle are recorded by means of a camera using the laser-light section process, and evaluated to produce a three-dimensional model. The advantages of this new process benefit operators and customers of car-washes alike: whereas hitherto special wash programs had to be selected for special forms of vehicle, mountings or structures, it will be possible in future to drive any vehicle into the car-wash and have it cleaned with the standard programs. When this technology is employed, operating errors and the often resulting damage are impossible. Exposed parts of the vehicle can be cleaned more deliberately and more thoroughly. For the operator, this means that a wider circle of potential customers can be addressed.

The 3D CarScan technology by WashTec, the market leader in the car-wash sector, is only one of a total of 13 new developments that are to be distinguished with the Innovation Award on the 12th of September at this year's automechanika. Along with all the other award winners, it will be on show for the entire duration of the fair in the foyer of Hall 4.1 under the auspices of the organisers. A cross-section of WashTec's complete product portfolio, including all other new developments, can be seen by the trade visitors to the automechanika 2006 in the open-air section of the fair, where WashTec has a spacious stand (F11 / D72).

Contact:
WashTec AG Telephone +49 (0) 821-5584-0
Karoline Kalb E-mail: kkalb@washtec.de